Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AGM Group Holdings, Inc.

We hereby consent to the incorporation by reference of our report dated May 13, 2025, which appears in the Annual Report on Form 20-F filed on May 13, 2025, in this Registration Statement on Form F-1 dated January 28, 2026 of AGM Group Holdings, Inc. (the “Company”), relating to the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ GGF CPA LTD
PCAOB No.: 2729
Guangzhou, China
January 28, 2026